Daniel I. Goldberg (212) 479-6722 dgoldberg@cooley.com	VIA EDGAR AND FEDEX

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Abpro Corporation in connection with Registration Statement on Form S-1 (File No. 333-224241)

April 19, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

RE:	Abpro Corporation
Registration Statement on Form S-1
Registration No. 333-224241

Ladies and Gentlemen:

On behalf of Abpro Corporation (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-224241), originally confidentially submitted to the Commission on December 22, 2017 and resubmitted to the Commission on February 2, 2018, and subsequently filed with the Commission on April 11, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained in this letter, this letter is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

An analysis explaining the reasons for the differences between recent valuations of the Company’s common stock, par value $0.001 per share (the “Common Stock”), leading up to the proposed initial public offering of Common Stock in the United States (the “IPO”) and the estimated offering price per share is provided below. All share and per share amounts have been presented prior to giving effect to an anticipated reverse split to be effected by the Company prior to the filing of the next amendment to the Registration Statement, at a ratio that has not yet been finally determined by the Company.

The Company and UBS Securities LLC and Wells Fargo Securities, LLC, as representatives of the underwriters of the IPO (the “Representatives”), currently estimate a pre-money equity valuation for the Company at the time of IPO of between [$***] million to [$***] million (the “Valuation Range”), which corresponds to a range per share of Common Stock of approximately [$***] to [$***] (the “Preliminary IPO Price Range”). The mid-point of the Preliminary IPO Price Range is [$***] per share. The Valuation Range was determined based, in part, upon the Company’s business and financial prospects, prospects for the pharmaceutical industry more broadly, the

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general condition of the securities markets, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the pharmaceutical industry, as well as input received from the Representatives, including discussions that took place during the week of April 2, 2018 between senior management of the Company, the board of directors of the Company and the Representatives. The Company notes that, as is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on their collective assessment of the foregoing factors.

The Company will include a bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show (currently slated for April 30, 2018), which bona fide price range the Company expects to be within the Preliminary IPO Price Range noted above. However, due to the volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the bona fide price range of Common Stock to be included in the Registration Statement may change. The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and C&DI 134.04, the bona fide price range will be no more than $2.00 if the maximum price per share is $10.00 per share or less, or 20% of the maximum share price per share if the maximum price per share is greater than $10.00 per share. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and any material business developments impacting the Company.

Since January 1, 2017, the Company has granted options to purchase an aggregate of 746,438 shares of Common Stock and granted Restricted Stock Unit (“RSU”) awards for an aggregate of 568,748 shares of Common Stock under its 2014 Stock Incentive Plan (the “2014 Plan”), comprised of options and RSUs issued to employees, non-employee directors and members of its scientific advisory board. The Company made the option and RSU grants on three dates during 2017 and early 2018, as follows:

Date of Grant	Number of shares of Common Stock Subject to Options Granted	Number of shares of Common Stock Subject to RSUs Granted	Exercise Price of Options Granted per Share of Common Stock	Estimated Fair Value per share of Common Stock/RSU on Grant Date
July 14, 2017	624,938	17,605	$5.91	$5.91
September 27, 2017	121,500	—	$5.91	$5.91
April 6, 2018	—	551,143	—	TBD

Due to the absence of an active trading market for the Common Stock, the Company in good faith determined the fair value of the Common Stock underlying the options and RSUs granted for the purpose of determining the exercise price and fair value thereof based on a number of objective and subjective factors, consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, as described under the caption “Determination of Fair Value of Common Stock” on pages 78-79 of the Registration Statement, including valuations of Common Stock (the “Valuations”) conducted on behalf of the Company by independent third party valuation firms. A summary of each of the Valuations is set forth below.

The Company is currently obtaining a valuation as of April 6, 2018, which it will use for purposes of accounting for the April 6, 2018 RSU grants in its financial statements for the three and six months ended June 30, 2018.

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Valuation Date	Fair Value per share of Common Stock	Estimated Probability of IPO	Critical Events During Quarter Prior to Valuation
April 14, 2017	$5.91	40%	• In-licensed two lead product candidates (ABP-100 and ABP-201) • Hired Gavin MacBeath as chief scientific officer

December 31, 2017	$7.42	50%

•  Continued preclinical development and data generation for ABP-100 and ABP-201

•  Additional key hires (VP of Antibody Discovery and SVP of Manufacturing)

•  Closed Series D financing

•  In-licensed molecule to form basis of ABP-110

•  Executed collaboration and license agreement with Luye Pharma for ABP-130 and ABP-140

•  Initial confidential submission of draft Registration Statement

Valuation Methodology

The Company evaluated a number of objective and subjective factors to determine the fair value of its Common Stock as of each valuation date, including the following factors: (i) prices, rights, preferences and privileges of its Common Stock, preferred shares, options to purchase Common Stock (and underlying securities) and warrants to purchase Common Stock (and underlying securities); (ii) the Company’s then current business conditions and projections; (iii) the Company’s stage of development; (iv) the likelihood of an IPO or other exit scenario for the Company, including a sale of the Company, given prevailing market conditions; (v) any discount due to the lack of marketability (“DLOM”) of the Common Stock; (vi) the purchase of the preferred shares and warrants by third party investors in arms’-length transactions; and (vii) the market valuation of comparable publicly traded companies.

The Company considered that, in the event of an IPO, its preferred shares would convert into Common Stock on effectively a one-to-one basis and, accordingly would be valued at the same value per share as Common Stock. In the case of a sale or liquidation of the Company, the preferred shares would receive their liquidation preferences and, thereafter, a fraction in the remaining proceeds with the Common Stock on a pro rata basis. Accordingly, the Company determined the fair value of its Common Stock under two scenarios (IPO and sale/liquidation) and then applied a weighted average of these values based on their relative probabilities in order to calculate the final per share value.

In both the IPO scenario and the sale/liquidation scenario, the Company determined its equity value based on comparable transactions using a market approach, based in part on the Company’s expectations using the Probability Weighted Excepted Return Method (“PWERM”), which is designed to reflect a variety of outcomes. The sum of such outcomes were then aggregated to reach the weighted average enterprise value. The Company then used the Hybrid Method, considering two scenarios in a PWERM framework, and using the Option Pricing Method (“OPM”) to allocate the value in each of the scenarios. The total weighted average enterprise value was then allocated among all elements of the Company’s securities (Common Stock, preferred shares, options to purchase Common Stock and warrants to purchase Common Stock) using the OPM, on the assumption that the Company’s

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preferred shares will benefit from their liquidation preference. Using the OPM, preferred shares and Common Stock were treated as a series of call options, with the preferred shares having an exercise price based on the liquidation preference of the respective preferred share. The Company also applied a DLOM, ranging from 40% to 13%, to its Common Stock before reaching a final estimate of fair value therefor at each valuation date.

2017 Grants

In the case of each of the option grants made in 2017, the exercise price of the granted options was greater than or equal to the then fair value of the Common Stock determined by reference to the Company’s then most recent third-party valuation. The same is true for the sole RSU grant made in July 14, 2017. The exercise price of the option grants made on July 14, 2017 and on September 27, 2017 was based on the Company’s April 14, 2017 valuation, which was the most recent valuation on the date of the grants. Consideration was given to the events and circumstances that occurred between April 14, 2017 and September 27, 2017, including those events that are identified below as well as the estimated probability of an IPO, and management concluded that there was no significant change in the fair value of the Company’s Common Stock during that period. The subsequent December 31, 2017 valuation was meaningfully higher than the April 14, 2017 valuation primarily due to advancement of the Company’s pipeline of preclinical product candidates and initial confidential submission on December 22, 2017 of the Company’s Registration Statement.

2018 Grants

The fair value of the RSU grants made on April 6, 2018 will be accounted for based on a valuation as of April 6, 2018.

Analysis of Increase in Common Stock Valuation

The Company believes that the factors cited in the timeline above, including the increasing likelihood of the IPO (estimated at 40% at April 14, 2017 and 50% at December 31, 2017), as well as the following subsequent developments and overarching factors indicated below, explain the progressive increase in the estimated fair value of the Common Stock since January 1, 2017:

•	In March 2017, the Company executed a license agreement with Memorial Sloan Kettering Cancer Center (MSK) for one of its lead product candidates, ABP-100, a next generation immuno-oncology TetraBi antibody targeting human epidermal growth factor receptor 2, or HER2, and cluster of differentiation 3, or CD3, for the treatment of HER2+ solid tumors. Since then, the Company and MSK have continued development of ABP-100, generating data that validates numerous positive characteristics of the molecule including HER2-dependency for T cell activation and complete elimination of tumors in HER2 high breast cancer models. Cell line generation has also been completed and the Company is in process with a manufacturing partner to create enough drug product to support a Phase 1 clinical trial.

•	In April and May of 2017, the Company raised an aggregate of $18.0 million from the sale of its Series D Convertible Preferred Stock.

•	The Company has also continued to develop its other lead program, ABP-201, generating data showing potent inhibition of vessel leakage compared to vascular endothelial growth factor, or VEGF, therapy in a mouse model of vessel permeability as well as less vessel leakage and branching than VEGF therapy in a mouse model of retinal angiogenesis. In addition, positive data from clinical trials for competing molecules was also released in 2018, providing strong support for ABP-201’s mechanism of action.

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•	In September 2017, the Company entered into a license agreement with the National Cancer Institute, or NCI, a division of the National Institutes of Health, for a Glypican 3, or GPC3,-targeting antibody that serves as the basis for another of the Company’s lead product candidates, ABP-110.

•	In October 2017, the Company closed the final sale of $200,000 of its Series D Convertible Preferred Stock, on the same terms as the earlier 2017 sales, which increased total gross proceeds to $18.2 million in the aggregate.

•	In November 2017, the Company entered into a collaboration and license agreement with Luye Pharma Group to jointly develop two bispecific antibodies to one or more mutually agreed antigen targets. Since then, the Company formalized the antigen targets for these molecules, which are known as ABP-130 and ABP-140, and continued discovery efforts for both programs.

•	On December 22, 2017, the Company made the initial confidential submission of the Registration Statement and began testing the waters meetings with potential investors. The positive feedback from these meetings further supports the continued increase in the estimated fair value of the Company’s Common Stock.

•	The Company has also continued development efforts on other lead product candidates, including ABP-120, ABP-200, ABP-300, ABP-400, and ABP-500.

•	In addition, the Company made a number of key hires in 2017, including: Gavin MacBeath as chief scientific officer (March 2017), Yangde Chen as VP of Antibody Discovery (August 2017), and Antoine Awad as SVP of Manufacturing and Operations (September 2017).

•	On April 11, 2018, the Company publicly filed the Registration Statement.

•	The Preliminary IPO Price Range represents a future price for Common Stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of Common Stock as of each of the equity grant dates indicated above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid.

•	The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of Common Stock and liquidation payments in preference to holders of Common Stock. The Preliminary IPO Price Range assumes the conversion of all of the Company’s preferred shares upon the completion of its IPO. The Company believes that the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred shares upon the consummation of an IPO will result in a higher valuation to such holders of equity in the form of Common Stock, which is reflected in the Preliminary IPO Price Range.

•	Unlike the Valuations, the Preliminary IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale or the Company continuing as a private, stand-alone enterprise.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets in the United States, and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Company’s board of directors may deem appropriate, providing enhanced operational flexibility and resulting in a higher valuation, which is reflected in the Preliminary IPO Price Range.

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In summary, the Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of options to purchase Common Stock and RSUs to be settled in Common Stock were reasonable and appropriate based on the fair value of the Company’s securities at the respective dates of issuance therefor for the reasons described herein and in the Registration Statement. Because the Company granted options or RSUs reflecting the fair value of the underlying Common Stock at each date since January 1, 2017, the Company does not believe that any additional compensation charges are required to be taken in connection with such option or RSU grants.

The Company hereby further requests, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the un-redacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in Common Stock following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at Cooley LLP, 1114 Avenue of the Americas, New York, New York 10036.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 479-6722, Brian Leaf at (703) 456-8053 or Marianne Sarrazin at (415) 693-2157.

Very truly yours,

/s/Daniel I. Goldberg

Daniel I. Goldberg

cc:	Ian Chan, Abpro Corporation
Adam Mostafa, Abpro Corporation
Brian Leaf, Cooley LLP
Marianne Sarrazin, Cooley LLP
Richard Truesdell, Jr., Davis Polk & Wardwell LLP
Joe Apke, Deloitte & Touche LLP

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